May 8, 2006
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Zenex International, Inc.
Form 10-K for year ended December 31, 2005
File No. 0-24684
Dear Mr. Decker:
     We respond as follows to the Staff’s comment letter dated April 24, 2006 relating to the above-captioned Form 10-K. Captions and page references herein correspond to those set forth in the 10-K. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.
Form 10-K for the Fiscal Year Ended December 31, 2005
     Comment applicable to overall filing:
1.	Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
Our responses to the comments below reflect how we will address these disclosure matters in future filings.

     Item 9A. Controls and Procedures, page 26:
2.	We read your response to comment five from our letter dated April 3, 2006. Your response does not include the complete definition of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Please revise your disclosure to also include the following sentence. “Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”
Future filings will have the following disclosure:

“It is the responsibility of our chief executive officer and our chief financial officer to ensure that we maintain controls and other procedures designed to ensure that the information required to be disclosed by us in reports that we file with the Commission under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified by in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”
     Notes to Financial Statements:
3.	We read your response and proposed disclosure to comment six from our letter dated April 3, 2006. Please also include in your disclosure gross profit or cost of sales for each of the quarterly period. Refer to Item 302(a) of Regulation S-X.
The following table as amended (or similarly produced table reflecting the relevant time periods) will be added to future 10-K filings:

“The following is a summary of the quarterly results of operations for the years ended December 31, 2005 and 2004. Net income (loss) per share is computed independently for each of the quarters presented; therefore, the sum of the quarterly income (loss) per share does not necessarily equal the total for the year.”

	2005
	December	September
	31	30	June 30	March 31
Revenues	$17,363,533	$34,746,247	$3,831,637	$3,285,728
Cost of sales	12,717,344	22,543,572	3,736,607	2,670,524

Gross margin	4,646,189	12,202,675	95,030	615,204
S G & A and other	754,048	817,428	532,561	511,325

Income (Loss) before income taxes	3,892,141	11,385,247	(437,531)	103,879
Income tax expense (benefit)	1,334,062	4,436,403	(149,636)	(16,178)

Net income (loss)	$2,558,079	$6,948,844	$(287,895)	$120,057

Net income (loss) per common share — basic	$.05	$.14	$—	$—

Net income (loss) per common share — assuming dilution	$.03	$.09	$—	$—

	2004
	December	September
	31	30	June 30	March 31
Revenues	$16,058,146	$5,392,243	$3,981,101	$2,396,872
Cost of sales	12,323,980	5,343,369	2,708,773	2,886,464

Gross Margin	3,734,166	48,874	1,272,328	(489,592)
S G & A and other	629,449	126,099	984,095	269,510

Income (loss) before income taxes	3,104,717	(77,225)	288,233	(759,102)
Income tax expense (benefit)	1,151,530	(44,141)	216,908	(303,039)

Net income (loss)	$1,953,187	$(33,084)	$71,325	$(456,063)

Net income (loss) per common share — basic	$.04	$—	$(0.14)	$(.01)

Net income (loss) per common share — assuming dilution	$.02	$—	$(0.14)	$(.01)

Note 1 — Summary of Significant Accounting Policies, page F-10:
Organization and Nature of Business, page F-10:
4.	We read your response to comment seven from our letter dated April 3, 2006. Your response states that Aduddell Roofing and Sheet Metal was an 80% partner in the joint venture and recorded only the income and expenses related to their portion of the joint venture. It is still unclear to us from your response how you reflected the joint venture in your financial statements. Please specifically address whether you consolidated the joint venture in your financial statements, recorded the joint venture under the equity method of accounting, or used proportionate consolidation. Please also include in your response the accounting guidance you relied on as a basis for your conclusion. As previously requested, please expand your disclosure to discuss in greater detail the terms and structure of the joint venture.
A joint venture agreement was signed September 2, 2005 between Aduddell Roofing and Sheet metal and Carothers Construction, Inc. The purpose of the joint venture was strictly for the performance of one contract related to Hurricane Katrina. Under the agreement, neither party was an agent of the other, and each party had an equal vote for the purpose of decisions to be made. There were no risks shared in the venture. Aduddell and Carothers separately contracted with the joint venture to perform separate and agreed upon duties to accomplish the completion of the Katrina construction project. Based upon the duties performed, and after payment of aggregate insurance and bonding costs, Aduddell received 80% of the net contract proceeds and Carothers received 20% of the net contract proceeds.
Financial Reporting Release No. 105, paragraph 105.b, Definitive Guidance states in part: “Rule 3A-02, as amended, does not list specific criteria that need to be considered in determining whether an entity should be consolidated. Rather, it emphasizes the need to consider substance over form to determine appropriate consolidation policy. Such determination requires the use and judgment by registrants and their independent accountants.” Additionally, the registrant and the independent accounts relied upon EITF Issue No. 00-1 which states in part: “According to the consensus reached on this issue, a proportionate gross financial statement presentation is not appropriate for an investment in an unincorporated legal entity accounted for by the equity method of accounting unless the investee is in either the construction industry or the extractive industry where there is a longstanding practice of its use.”
In that the joint venture was an unincorporated legal entity we used the partial or proportional consolidation method for reporting. There was no capitalization of the joint venture with tangible assets, funds or liabilities. Therefore the proportional consolidation includes only the revenue earned from the joint venture and the expenses incurred by Aduddell, which were recorded in the same manner as all other contracts performed by the registrant.

Note 13 — Stock Options, page F-19:
5.	We read your response and proposed disclosure to comment nine from our letter dated April 3, 2006. Your proposed disclosure does not consist of all the disclosures required by paragraphs 45-46 and 47(d)-47(e) SFAS 123 as amended by SFAS 148. As previously requested, please revise your disclosure to include this information. Your disclosure should include information such as:
•	the method used to account for stock-based employee compensation, for each period presented,

•	if stock-based employee compensation was recorded using the principles of APB 25, a tabular reconciliation to present stock-based employee compensation as if it had been recorded using the principles in SFAS 123(R),

•	a description of the plan, including the general terms of the plan,

•	a description of the method and significant assumptions used to estimate the fair values of the options, and

•	total compensation cost recognized in income for stock-based employee compensation awards, for each period presented.
The following table as amended (or similarly produced table reflecting the relevant time periods) will be added to future filings:
“The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation awards. APB No. 25 allows for no recognition of compensation cost if the exercise price of the option is equal to the fair value of the stock at grant date. Accordingly, no compensation cost has been recognized for stock options granted in the accompanying consolidated financial statements.
In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123(R), “Share Based Payment”, which revised SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123(R) requires entities to measure the fair value of equity share-based payments (stock compensation) at grant date, and recognize the fair value over the period during which an employee is required to provide services in exchange for the equity instrument as a component of the income statement. SFAS No. 123(R) is effective for periods beginning after June 15, 2005. This requires us to adopt FAS 123(R) effective January 1, 2006.

The following pro forma data is calculated net of tax as if compensation cost for the Company’s stock-based compensation awards was determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS No. 123.

	Years Ended December 31,
	2005	2004	2003
Net income as reported	$9,339,085	$1,535,365	$1,365,445
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(107,063)	—	—

Proforma net income	$9,232,022	$1,535,365	$1,365,445

Net income per common share as reported	$.12	$.02	$.02
Proforma net loss per common share, basic and diluted	$.12	$.02	$.02

Weighted average common shares outstanding, basic and diluted	80,737,921	80,137,921	78,737,921
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2005, risk-free interest rates of 4.65%, no dividend yield or assumed forfeitures; expected lives of 5.0 years; and volatility of 152.08%. Options granted under the 2005 plan are more fully described in Note 9 of this document. There were no option grants in 2004 and 2003. The pro forma amounts above are not likely to be representative of future years because there is no assurance that additional awards will be made each year.”
     Note 14 — Earnings Per Share, page F-20:
6.	We read your response and proposed disclosure to comment ten from our letter dated April 3, 2006. Your proposed disclosure does not include the securities that were not included in the computation of diluted earnings per share because their effect would have been antidilutive. As previously requested, please include this information for each of the periods presented. Refer to 40(c) of SFAS 128.
     Future filings will have the following disclosure (or similarly produced information for the relevant time periods):
“Options to purchase 3,600,000 shares of common stock at an exercise price of $.79 per share were outstanding at December 31, 2005 but were not included in the computation of income per common share-assuming dilution because the options were antidilutive.
All options to purchase shares of common stock were included in the computation of income per common share-assuming dilution because all options were dilutive at December 31, 2004.

Options to purchase 1,200,000 shares of common stock at exercise price of $.10 per share were outstanding at December 31, 2003 but were not included in the computation of income per common share-assuming dilution because the options were antidilutive.”

Very truly yours,
/s/ Reggie Cook
Chief Financial Officer